Financial Highlights

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net income (CHF million)

Income from continuing operations	540	1,302	2,599	(59)	(79)	7,760	8,281	(6)

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.53	1.27	2.42	(58)	(78)	7.43	7.53	(1)

Basic earnings per share	0.53	1.27	4.35	(58)	(88)	7.43	10.30	(28)

Diluted earnings per share from continuing operations	0.49	1.18	2.29	(58)	(79)	6.96	7.19	(3)

Diluted earnings per share	0.49	1.18	4.12	(58)	(88)	6.96	9.83	(29)

Return on equity (%)

Return on equity	5.1	12.4	44.1	–	–	18.0	27.5	–

Core Results (CHF million)

Net revenues	6,561	6,020	9,816	9	(33)	34,953	34,940	0

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Total operating expenses	6,155	4,733	6,449	30	(5)	25,565	24,311	5

Income from continuing operations before taxes	203	1,283	3,387	(84)	(94)	9,148	10,740	(15)

Core Results statement of income metrics (%)

Cost/income ratio	93.8	78.6	65.7	–	–	73.1	69.6	–

Pre-tax income margin	3.1	21.3	34.5	–	–	26.2	30.7	–

Tax rate	(198.5)	(2.5)	23.8	–	–	13.7	22.2	–

Net income margin from continuing operations	8.2	21.6	26.5	–	–	22.2	23.7	–

Net income margin	8.2	21.6	47.6	–	–	22.2	32.4	–

Assets under management and net new assets (CHF billion)

Assets under management	1,554.7	1,571.3	1,485.1	(1.1)	4.7	1,554.7	1,485.1	4.7

Net new assets	(10.5)	(9.7)	6.9	–	–	50.4	95.4	–

Balance sheet statistics (CHF million)

Total assets	1,360,680	1,376,442	1,255,956	(1)	8	1,360,680	1,255,956	8

Net loans	240,534	226,959	208,127	6	16	240,534	208,127	16

Total shareholders' equity	43,199	41,965	43,586	3	(1)	43,199	43,586	(1)

Book value per share (CHF)

Total book value per share	42.33	41.12	41.02	3	3	42.33	41.02	3

Tangible book value per share	31.23	30.16	30.20	4	3	31.23	30.20	3

Shares outstanding (million)

Common shares issued	1,162.4	1,162.2	1,214.9	0	(4)	1,162.4	1,214.9	(4)

Treasury shares	(141.8)	(141.6)	(152.4)	0	(7)	(141.8)	(152.4)	(7)

Shares outstanding	1,020.6	1,020.6	1,062.5	0	(4)	1,020.6	1,062.5	(4)

Market capitalization

Market capitalization (CHF million)	76,024	86,576	99,949	(12)	(24)	76,024	99,949	(24)

Market capitalization (USD million)	67,093	74,290	81,894	(10)	(18)	67,093	81,894	(18)

BIS statistics

Risk-weighted assets (CHF million)	312,068	298,688	253,676	4	23	312,068	253,676	23

Tier 1 ratio (%)	11.1	12.0	13.9	–	–	11.1	13.9	–

Total capital ratio (%)	14.5	15.3	18.4	–	–	14.5	18.4	–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900	7

To be read in conjunction with the Credit Suisse Financial Statements 4Q07 (revised).

Explanation of revision
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Overview of Results and Assets under Management
Results
Assets under Management
Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management
Investor Information
Investor Information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Explanation of revision
As announced on February 19, 2008, in connection with ongoing internal control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking, and immediately undertook an internal review of this business. As a result of this internal review, which is now complete, we recorded total valuation reductions of CHF 2.86 billion (USD 2.65 billion) as a result of revaluing these positions. A significant portion of the reductions reflected adverse market developments in the first quarter of 2008. These valuation reductions include a CHF 1,177 million reduction in net revenues and a CHF 789 million reduction in net income from the amounts we previously reported for the fourth quarter and full-year 2007, and such reductions are reflected in the consolidated financial statements and related discussion of our financial condition, results of operations and cash flows and other information included in this report.

For further information, refer to section II – Operating and financial review – Credit Suisse - Revaluing of certain asset-backed securities in the Annual Report 2007.
Credit Suisse Results
Credit Suisse
Core Results
Key Performance Indicators
Credit Suisse

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net interest income	2,156	1,959	1,427	10	51	8,453	6,566	29

Commissions and fees	4,879	4,231	5,069	15	(4)	19,329	17,647	10

Trading revenues	(720)	(158)	2,956	356	–	6,148	9,428	(35)

Other revenues	1,921	810	1,362	137	41	5,805	4,962	17

Net revenues	8,236	6,842	10,814	20	(24)	39,735	38,603	3

Provision for credit losses	203	4	(20)	–	–	240	(111)	–

Compensation and benefits	3,468	2,392	4,100	45	(15)	16,219	15,697	3

General and administrative expenses	2,022	1,743	1,815	16	11	6,916	6,445	7

Commission expenses	694	667	605	4	15	2,612	2,272	15

Total other operating expenses	2,716	2,410	2,420	13	12	9,528	8,717	9

Total operating expenses	6,184	4,802	6,520	29	(5)	25,747	24,414	5

Income from continuing operations before taxes	1,849	2,036	4,314	(9)	(57)	13,748	14,300	(4)

Income tax expense	(403)	(32)	805	–	–	1,250	2,389	(48)

Minority interests	1,712	766	910	123	88	4,738	3,630	31

Income from continuing operations	540	1,302	2,599	(59)	(79)	7,760	8,281	(6)

Income from discontinued operations	0	0	2,074	–	(100)	0	3,070	(100)

Extraordinary items	0	0	0	–	–	0	(24)	100

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327	(31)

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.53	1.27	2.42	(58)	(78)	7.43	7.53	(1)

Basic earnings per share	0.53	1.27	4.35	(58)	(88)	7.43	10.30	(28)

Diluted earnings per share from continuing operations	0.49	1.18	2.29	(58)	(79)	6.96	7.19	(3)

Diluted earnings per share	0.49	1.18	4.12	(58)	(88)	6.96	9.83	(29)

Return on equity (%)

Return on equity	5.1	12.4	44.1	–	–	18.0	27.5	–

Return on tangible equity[1]	6.9	17.1	60.9	–	–	24.5	40.6	–

BIS statistics

Risk-weighted assets (CHF million)	312,068	298,688	253,676	4	23	312,068	253,676	23

Tier 1 capital (CHF million)	34,737	35,888	35,147	(3)	(1)	34,737	35,147	(1)

Total capital (CHF million)	45,102	45,682	46,764	(1)	(4)	45,102	46,764	(4)

Tier 1 ratio (%)	11.1	12.0	13.9	–	–	11.1	13.9	–

Total capital ratio (%)	14.5	15.3	18.4	–	–	14.5	18.4	–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900	7

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in the period	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06

Statements of income (CHF million)

Net revenues	6,561	6,020	9,816	1,675	822	998	8,236	6,842	10,814

Provision for credit losses	203	4	(20)	0	0	0	203	4	(20)

Compensation and benefits	3,457	2,354	4,047	11	38	53	3,468	2,392	4,100

General and administrative expenses	2,004	1,712	1,797	18	31	18	2,022	1,743	1,815

Commission expenses	694	667	605	0	0	0	694	667	605

Total other operating expenses	2,698	2,379	2,402	18	31	18	2,716	2,410	2,420

Total operating expenses	6,155	4,733	6,449	29	69	71	6,184	4,802	6,520

Income from continuing operations before taxes	203	1,283	3,387	1,646	753	927	1,849	2,036	4,314

Income tax expense	(403)	(32)	805	0	0	0	(403)	(32)	805

Minority interests	66	13	(17)	1,646	753	927	1,712	766	910

Income from continuing operations	540	1,302	2,599	0	0	0	540	1,302	2,599

Income from discontinued operations	0	0	2,074	0	0	0	0	0	2,074

Net income	540	1,302	4,673	0	0	0	540	1,302	4,673

Statement of income metrics (%)

Compensation/revenue ratio	52.7	39.1	41.2	–	–	–	42.1	35.0	37.9

Non-compensation/revenue ratio	41.1	39.5	24.5	–	–	–	33.0	35.2	22.4

Cost/income ratio	93.8	78.6	65.7	–	–	–	75.1	70.2	60.3

Pre-tax income margin	3.1	21.3	34.5	–	–	–	22.5	29.8	39.9

Tax rate	(198.5)	(2.5)	23.8	–	–	–	(21.8)	(1.6)	18.7

Net income margin from continuing operations	8.2	21.6	26.5	–	–	–	6.6	19.0	24.0

Net income margin	8.2	21.6	47.6	–	–	–	6.6	19.0	43.2

Core Results

Results

			in / end of		% change		in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006		YoY

Statements of income (CHF million)

Net interest income	2,130	1,901	1,387	12	54	8,314	6,408		30

Commissions and fees	4,889	4,208	5,089	16	(4)	19,360	17,754		9

Trading revenues	(720)	(158)	2,956	356	–	6,148	9,375		(34)

Other revenues	262	69	384	280	(32)	1,131	1,403		(19)

Net revenues[1,2]	6,561	6,020	9,816	9	(33)	34,953	34,940		–

Provision for credit losses	203	4	(20)	–	–	240	(111)		–

Compensation and benefits	3,457	2,354	4,047	47	(15)	16,103	15,644		3

General and administrative expenses	2,004	1,712	1,797	17	12	6,850	6,395	[3]	7

Commission expenses	694	667	605	4	15	2,612	2,272		15

Total other operating expenses	2,698	2,379	2,402	13	12	9,462	8,667		9

Total operating expenses	6,155	4,733	6,449	30	(5)	25,565	24,311		5

Income from continuing operations before taxes	203	1,283	3,387	(84)	(94)	9,148	10,740		(15)

Income tax expense	(403)	(32)	805	–	–	1,250	2,389		(48)

Minority interests	66	13	(17)	408	–	138	70		97

Income from continuing operations	540	1,302	2,599	(59)	(79)	7,760	8,281		(6)

Income from discontinued operations	0	0	2,074	–	(100)	0	3,070		(100)

Extraordinary items	0	0	0	–	–	0	(24)		100

Net income	540	1,302	4,673	(59)	(88)	7,760	11,327		(31)

Statement of income metrics (%)

Compensation/revenue ratio	52.7	39.1	41.2	–	–	46.1	44.8		–

Non-compensation/revenue ratio	41.1	39.5	24.5	–	–	27.1	24.8		–

Cost/income ratio	93.8	78.6	65.7	–	–	73.1	69.6		–

Pre-tax income margin	3.1	21.3	34.5	–	–	26.2	30.7		–

Tax rate	(198.5)	(2.5)	23.8	–	–	13.7	22.2		–

Net income margin from continuing operations	8.2	21.6	26.5	–	–	22.2	23.7		–

Net income margin	8.2	21.6	47.6	–	–	22.2	32.4		–

Number of employees (full-time equivalents)

Number of employees	48,100	47,200	44,900	2	7	48,100	44,900		7

1 Includes valuation reductions in Asset Management of CHF 774 million and CHF 920 million in 4Q07 and 2007, respectively, from securities purchased from our money market funds. 2 Includes valuation reductions in Investment Banking of CHF 2,436 million and CHF 3,187 million in 4Q07 and 2007, respectively, relating to leveraged finance and structured products. 3 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in Investment Banking.

Number of employees by segment

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Number of employees by segment (full-time equivalents)

Investment Banking	20,600	20,300	18,700	1	10

Wealth Management	14,300	13,900	13,400	3	7

Corporate & Retail Banking	8,900	8,900	8,800	0	1

Private Banking	23,200	22,800	22,200	2	5

Asset Management	3,600	3,400	3,400	6	6

Corporate Center	700	700	600	0	17

Number of employees	48,100	47,200	44,900	2	7

Key Performance Indicators

						in / end of

	4Q07		2007	2006	2005	2004

Growth (%)

YoY diluted earnings per share growth from continuing operations	(78.6)		(3.2)	84.4	(7.8)	53.8

Net new asset growth (annualized)	(2.7)		3.4	7.2	5.4	2.7

Net new asset growth (rolling four-quarter average)	3.4		3.4	7.2	5.4	2.7

Efficiency (%)

Core Results cost/income ratio	93.8		73.1	69.6	81.6	75.4

Return (%)

Return on equity (annualized)	5.1		18.0	27.5	15.4	15.9

Total shareholder return (annualized)	–	[1]	(17.8)	30.5	44.2	6.8

Capital strength (%)

Basel I BIS tier 1 ratio	11.1		11.1	13.9	11.3	12.3

1 Not applicable as total shareholder return is calculated on a year-to-date basis.

Core Results
Investment Banking
Private Banking
Wealth Management
Corporate & Retail Banking
Asset Management
Investment Banking

Results

				in / end of		% change			in / end of		% change

	4Q07		3Q07	4Q06	QoQ	YoY	2007		2006		YoY

Statements of income (CHF million)

Net revenues	2,741		2,097	6,085	31	(55)	18,958		20,469		(7)

Provision for credit losses	210		20	20	–	–	300		(38)		–

Compensation and benefits	2,080		839	2,566	148	(19)	10,191		10,261		(1)

General and administrative expenses	941		864	847	9	11	3,435		3,077	[1]	12

Commission expenses	359		368	310	(2)	16	1,383		1,218		14

Total other operating expenses	1,300		1,232	1,157	6	12	4,818		4,295		12

Total operating expenses	3,380		2,071	3,723	63	(9)	15,009		14,556		3

Income/(loss) from continuing operations before taxes	(849)		6	2,342	–	–	3,649		5,951		(39)

Statement of income metrics (%)

Compensation/revenue ratio	75.9		40.0	42.2	–	–	53.8		50.1		–

Non-compensation/revenue ratio	47.4		58.8	19.0	–	–	25.4		21.0		–

Cost/income ratio	123.3		98.8	61.2	–	–	79.2		71.1		–

Pre-tax income margin	(31.0)		0.3	38.5	–	–	19.2		29.1		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,182	[2]	19,111	19,087	0	0	18,940	[2]	18,026		5

Pre-tax return on average utilized economic capital (%)[3]	(16.7)	[2]	1.3	51.4	–	–	20.4	[2]	35.4		–

Balance sheet statistics (CHF million)

Total assets	1,140,740		1,156,573	1,046,557	(1)	9	1,140,740		1,046,557		9

Net loans	64,892		53,097	44,285	22	47	64,892		44,285		47

Goodwill	7,465		7,551	7,809	(1)	(4)	7,465		7,809		(4)

Number of employees (full-time equivalents)

Number of employees	20,600		20,300	18,700	1	10	20,600		18,700		10

1 Includes CHF 508 million of credits from insurance settlements for litigation and related costs. 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk Management – Revaluation impact on risk metrics. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in		% change			in	% change

	4Q07		3Q07	4Q06	QoQ	YoY	2007		2006	YoY

Net revenue detail (CHF million)

Debt underwriting	341	[1]	85	686	301	(50)	1,864	[1]	2,206	(16)

Equity underwriting	393		327	484	20	(19)	1,444		1,270	14

Total underwriting	734		412	1,170	78	(37)	3,308		3,476	(5)

Advisory and other fees	670		440	785	52	(15)	2,253		1,900	19

Total underwriting and advisory	1,404		852	1,955	65	(28)	5,561		5,376	3

Fixed income trading	(484)	[2]	514	2,755	–	–	6,084	[2]	9,598	(37)

Equity trading	2,068		1,037	1,596	99	30	7,751		5,881	32

Total trading	1,584		1,551	4,351	2	(64)	13,835		15,479	(11)

Other	(247)	[3]	(306)	(221)	(19)	12	(438)	[3]	(386)	13

Net revenues	2,741		2,097	6,085	31	(55)	18,958		20,469	(7)

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	103		72	48	43	115	72		56	29

Foreign exchange	38		22	19	73	100	26		19	37

Commodity	22		18	12	22	83	17		10	70

Equity	90		71	57	27	58	80		59	36

Diversification benefit	(81)		(88)	(65)	(8)	25	(81)		(65)	25

Average one-day, 99% Value-at-Risk	172	[4]	95	71	81	142	114	[4]	79	44

1 Includes CHF 16 million and CHF 380 million of net valuation reductions (including hedges) on ABS CDO origination assets and CHF 23 million and CHF 31 million of fee revenues from the leveraged finance business in 4Q07 and 2007, respectively. 2 Includes CHF 864 million and CHF 1,067 million of net valuation reductions (including fees, hedges and interest on funded positions) on CMBS and RMBS, CHF 54 million and CHF 311 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on leveraged finance loan commitments and CHF 1,325 million and CHF 905 million of net valuation reductions (including hedges) on ABS CDO warehouse and synthetic CDO assets in 4Q07 and 2007, respectively. 3 Includes CHF 200 million and CHF 555 million of net valuation reductions (including fees, hedges, interest on funded positions and recoveries) on bridge loan commitments in 4Q07 and 2007, respectively. 4 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk Management – Revaluation impact on risk metrics.

Exposures

CHF billion	end of 2007

Origination-related positions [1]

Unfunded commitments	25.3

Funded positions	10.7

Leveraged finance	36.0

Commercial mortgages	25.9

Trading-related book positions [2]

US subprime	1.6

US Alt-A	2.8

US prime	1.4

European/Asian	2.9

Residential mortgages	8.7

ABS and indices	3.2

Synthetic ABS CDO	(1.1)

Cash CDOs	(0.5)

CDO US subprime[3]	1.6

1 Exposures shown gross. 2 Exposures shown net. 3 Reflects the valuation reductions on certain ABS positions.

Net valuation reductions

		in

CHF million	4Q07	2007

Leveraged finance[1]	231	835

CMBS[2]	384	554

RMBS[2]	480	513

CDO[3]	1,341	1,285

Total	2,436	3,187

1 Including fees, hedges, interest on funded positions and recoveries. 2 Including fees, hedges and interest on funded positions. 3 Including hedges.

League table positions

in / end of

	4Q07	2007	2006	2005

League table rank / market share (%) [1]

Global fee pool[2]	8 / 5%	7 / 5%	4 / 6%	7 / 5%

High-yield[3]	2 / 14%	2 / 11%	3 / 12%	3 / 11%

Investment-grade[3]	8 / 4%	13 / 3%	13 / 3%	10 / 4%

Asset-backed[3]	12 / 2%	10 / 5%	8 / 5%	– / –%

Mortgage-backed[3]	5 / 6%	4 / 7%	5 / 7%	– / –%

Total debt underwriting[3]	12 / 4%	11 / 4%	8 / 5%	6 / 5%

IPO[2]	6 / 4%	3 / 8%	4 / 7%	1 / 10%

Follow-on2	8 / 3%	7 / 6%	7 / 6%	10 / 3%

Convertible[2]	7 / 4%	9 / 5%	11 / 4%	10 / 4%

Total equity underwriting[2]	8 / 4%	7 / 6%	7 / 6%	8 / 5%

Announced mergers and acquisitions[3]	7 / 29%	6 / 20%	6 / 19%	10 / 11%

Completed mergers and acquisitions[3]	8 / 20%	8 / 18%	8 / 15%	8 / 14%

1 Volume-based, except Global fee pool 2 Dealogic 3 Thomson Financial

Private Banking

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	3,478	3,325	2,973	5	17	13,522	11,678	16

Provision for credit losses	(6)	(17)	(41)	(65)	(85)	(59)	(73)	(19)

Compensation and benefits	1,098	1,152	1,037	(5)	6	4,529	4,038	12

General and administrative expenses	768	673	636	14	21	2,670	2,382	12

Commission expenses	241	228	198	6	22	896	735	22

Total other operating expenses	1,009	901	834	12	21	3,566	3,117	14

Total operating expenses	2,107	2,053	1,871	3	13	8,095	7,155	13

Income from continuing operations before taxes	1,377	1,289	1,143	7	20	5,486	4,596	19

Statement of income metrics (%)

Compensation/revenue ratio	31.6	34.6	34.9	–	–	33.5	34.6	–

Non-compensation/revenue ratio	29.0	27.1	28.1	–	–	26.4	26.7	–

Cost/income ratio	60.6	61.7	62.9	–	–	59.9	61.3	–

Pre-tax income margin	39.6	38.8	38.4	–	–	40.6	39.4	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	4,785	4,694	4,865	2	(2)	4,668	5,172	(10)

Pre-tax return on average utilized economic capital (%)[1]	115.9	110.7	95.7	–	–	118.4	90.4	–

Net revenue detail (CHF million)

Net interest income	1,230	1,224	1,070	0	15	4,788	4,095	17

Total non-interest income	2,248	2,101	1,903	7	18	8,734	7,583	15

Net revenues	3,478	3,325	2,973	5	17	13,522	11,678	16

Balance sheet statistics (CHF million)

Total assets	376,800	370,724	340,741	2	11	376,800	340,741	11

Net loans	175,506	173,349	163,670	1	7	175,506	163,670	7

Goodwill	975	794	791	23	23	975	791	23

Number of employees (full-time equivalents)

Number of employees	23,200	22,800	22,200	2	5	23,200	22,200	5

1 Calculated using a return excluding interest costs for allocated goodwill.

Wealth Management

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Provision for credit losses	2	(1)	(17)	–	–	3	(19)	–

Compensation and benefits	778	812	714	(4)	9	3,177	2,780	14

General and administrative expenses	513	437	403	17	27	1,770	1,571	13

Commission expenses	207	196	166	6	25	768	612	25

Total other operating expenses	720	633	569	14	27	2,538	2,183	16

Total operating expenses	1,498	1,445	1,283	4	17	5,715	4,963	15

Income from continuing operations before taxes	976	900	811	8	20	3,865	3,237	19

Statement of income metrics (%)

Compensation/revenue ratio	31.4	34.6	34.4	–	–	33.2	34.0	–

Non-compensation/revenue ratio	29.1	27.0	27.4	–	–	26.5	26.7	–

Cost/income ratio	60.5	61.6	61.8	–	–	59.6	60.7	–

Pre-tax income margin	39.4	38.4	39.0	–	–	40.3	39.6	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,724	1,664	1,486	4	16	1,592	1,709	(7)

Pre-tax return on average utilized economic capital (%)[1]	228.6	218.8	223.6	–	–	245.2	193.9	–

Balance sheet statistics (CHF million)

Total assets	268,871	261,277	229,731	3	17	268,871	229,731	17

Net loans	76,265	76,093	69,156	0	10	76,265	69,156	10

Goodwill	794	613	610	30	30	794	610	30

Number of employees (full-time equivalents)

Number of employees	14,300	13,900	13,400	3	7	14,300	13,400	7

Number of relationship managers

Number of relationship managers	3,140	3,010	2,820	4	11	3,140	2,820	11

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Net interest income	643	637	488	1	32	2,446	1,916	28

Total non-interest income	1,833	1,707	1,589	7	15	7,137	6,265	14

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Net revenue detail (CHF million)

Recurring	1,722	1,639	1,339	5	29	6,395	5,193	23

Transaction-based	754	705	738	7	2	3,188	2,988	7

Net revenues	2,476	2,344	2,077	6	19	9,583	8,181	17

Gross and net margin on assets under management (bp)

Recurring	81	78	70	–	–	77	71	–

Transaction-based	36	34	39	–	–	38	41	–

Gross margin	117	112	109	–	–	115	112	–

Net margin (pre-tax)	46	43	42	–	–	47	44	–

Assets under management

				in / end of		% change			in / end of	% change

	4Q07	3Q07		4Q06	QoQ	YoY	2007		2006	YoY

Assets under management (CHF billion)

Assets under management	838.6	834.7		784.2	0.0	6.9	838.6		784.2	6.9

of which discretionary assets	182.7	189.6		177.6	(3.6)	2.9	182.7		177.6	2.9

of which advisory assets	655.9	645.1		606.6	1.7	8.1	655.9		606.6	8.1

Growth in assets under management (CHF billion)

Net new assets	12.0	9.7		8.6	–	–	50.2		50.5	–

Acquisitions and divestitures	14.1	0.0		0.0	–	–	14.1		0.0	–

Market movements and investment performance	(4.5)	2.2		28.0	–	–	38.1		51.1	–

Currency	(15.5)	(16.1)		(5.2)	–	–	(23.1)		(9.5)	–

Other	(2.2)	(21.6)	[1]	(0.4)	–	–	(24.9)	[1]	(1.2)	–

Total other effects	(8.1)	(35.5)		22.4	–	–	4.2		40.4	–

Growth in assets under management	3.9	(25.8)		31.0	–	–	54.4		90.9	–

Growth in assets under management (%)

Net new assets	5.7	4.5		4.6	–	–	6.4		7.3	–

Total other effects	(3.9)	(16.5)	[1]	11.9	–	–	0.5	[1]	5.8	–

Growth in assets under management	1.8	(12.0)		16.5	–	–	6.9		13.1	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	6.4	6.2		7.3	–	–	–		–	–

Total other effects	0.5	4.6	[1]	5.8	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	6.9	10.8		13.1	–	–	–		–	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets.

Corporate & Retail Banking

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	1,002	981	896	2	12	3,939	3,497	13

Provision for credit losses	(8)	(16)	(24)	(50)	(67)	(62)	(54)	15

Compensation and benefits	320	340	323	(6)	(1)	1,352	1,258	7

General and administrative expenses	255	236	233	8	9	900	811	11

Commission expenses	34	32	32	6	6	128	123	4

Total other operating expenses	289	268	265	8	9	1,028	934	10

Total operating expenses	609	608	588	0	4	2,380	2,192	9

Income from continuing operations before taxes	401	389	332	3	21	1,621	1,359	19

Statement of income metrics (%)

Compensation/revenue ratio	31.9	34.7	36.0	–	–	34.3	36.0	–

Non-compensation/revenue ratio	28.8	27.3	29.6	–	–	26.1	26.7	–

Cost/income ratio	60.8	62.0	65.6	–	–	60.4	62.7	–

Pre-tax income margin	40.0	39.7	37.1	–	–	41.2	38.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,061	3,030	3,379	1	(9)	3,076	3,463	(11)

Pre-tax return on average utilized economic capital (%)[1]	52.5	51.3	39.4	–	–	52.8	39.4	–

Balance sheet statistics (CHF million)

Total assets	107,929	109,447	111,010	(1)	(3)	107,929	111,010	(3)

Net loans	99,241	97,256	94,514	2	5	99,241	94,514	5

Goodwill	181	181	181	0	0	181	181	0

Number of employees (full-time equivalents)

Number of employees	8,900	8,900	8,800	0	1	8,900	8,800	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Net interest income	587	587	582	0	1	2,342	2,179	7

Total non-interest income	415	394	314	5	32	1,597	1,318	21

Net revenues	1,002	981	896	2	12	3,939	3,497	13

Number of branches

Number of branches	216	216	215	0	0	216	215	0

Asset Management

Results

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues[1]	354	594	738	(40)	(52)	2,577	2,861	(10)

Provision for credit losses	(1)	0	1	–	–	(1)	1	–

Compensation and benefits[2]	308	287	327	7	(6)	1,205	1,129	7

General and administrative expenses[3]	185	167	211	11	(12)	609	853	(29)

Commission expenses	109	95	110	15	(1)	410	370	11

Total other operating expenses	294	262	321	12	(8)	1,019	1,223	(17)

Total operating expenses	602	549	648	10	(7)	2,224	2,352	(5)

Income from continuing operations before taxes	(247)	45	89	–	–	354	508	(30)

Statement of income metrics (%)

Compensation/revenue ratio	87.0	48.3	44.3	–	–	46.8	39.5	–

Non-compensation/revenue ratio	83.1	44.1	43.5	–	–	39.5	42.7	–

Cost/income ratio	170.1	92.4	87.8	–	–	86.3	82.2	–

Pre-tax income margin	(69.8)	7.6	12.1	–	–	13.7	17.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	1,932	1,689	1,539	14	26	1,677	1,479	13

Pre-tax return on average utilized economic capital (%)[4]	(48.6)	13.9	30.2	–	–	24.3	41.8	–

Balance sheet statistics (CHF million)

Total assets	27,784	32,457	20,448	(14)	36	27,784	20,448	36

Goodwill	2,442	2,332	2,423	5	1	2,442	2,423	1

Number of employees (full-time equivalents)

Number of employees	3,600	3,400	3,400	6	6	3,600	3,400	6

1 Includes valuation reductions of CHF 774 million, CHF 146 million and CHF 920 million in 4Q07, 3Q07 and 2007, respectively, from securities purchased from our money market funds. 2 Includes CHF 20 million and CHF 53 million in 4Q06 and 2006, respectively, of severance costs relating to the realignment. 3 Includes CHF 13 million and CHF 140 million in 4Q06 and 2006, respectively, of intangible asset impairments and CHF 32 million in 2006 of professional fees relating to the realignment. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Net revenue detail (CHF million)

Fixed income and money market	79	103	75	(23)	5	373	321	16

Equity	106	85	105	25	1	408	430	(5)

Balanced	210	186	181	13	16	771	674	14

Private equity[1]	101	91	80	11	26	312	236	32

Diversified strategies[2]	119	89	76	34	57	380	273	39

Fund and alternative solutions[3]	99	87	92	14	8	353	341	4

Alternative investments	319	267	248	19	29	1,045	850	23

Other	109	40	37	173	195	219	84	161

Net revenues before private equity and other investment-related gains and securities purchased from our money market funds	823	681	646	21	27	2,816	2,359	19

Private equity and other investment-related gains	305	59	92	417	232	681	502	36

Net revenues before securities purchased from our money market funds	1,128	740	738	52	53	3,497	2,861	22

Securities purchased from our money market funds	(774)	(146)	0	430	–	(920)	0	–

Net revenues	354	594	738	(40)	(52)	2,577	2,861	(10)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains and securities purchased from our money market funds	47	37	39	–	–	39	37	–

Gross margin on private equity and other investment-related gains	17	3	5	–	–	10	8	–

Gross margin before securities purchased from our money market funds	64	40	44	–	–	49	45	–

Gross margin on securities purchased from our money market funds	(44)	(8)	0	–	–	(13)	0	–

Gross margin	20	32	44	–	–	36	45	–

Net margin (pre-tax)	(14)	2	5	–	–	5	8	–

1 Includes private equity fees and commissions and alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies.

Results before securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Statements of income (CHF million)

Net revenues	1,128	740	738	52	53	3,497	2,861	22

Provision for credit losses	(1)	0	1	–	–	(1)	1	–

Compensation and benefits	308	287	327	7	(6)	1,205	1,129	7

Total other operating expenses	294	262	321	12	(8)	1,019	1,223	(17)

Total operating expenses	602	549	648	10	(7)	2,224	2,352	(5)

Income from continuing operations before taxes	527	191	89	176	492	1,274	508	151

Statement of income metrics (%)

Compensation/revenue ratio	27.3	38.8	44.3	–	–	34.5	39.5	–

Non-compensation/revenue ratio	26.1	35.4	43.5	–	–	29.1	42.7	–

Cost/income ratio	53.4	74.2	87.8	–	–	63.6	82.2	–

Pre-tax income margin	46.7	25.8	12.1	–	–	36.4	17.8	–

Gross and net margin on assets under management (bp)

Gross margin	64	40	44	–	–	49	45	–

Net margin (pre-tax)	30	10	5	–	–	18	8	–

Securities purchased from our money market funds

	Purchased in 3Q07	Gains/ (losses) in 3Q07	Purchased in 4Q07	Gains/ (losses) in 4Q07	Sold	Matured/ restruc- tured		Fair value end of 4Q07

Commercial paper, bonds and other securities issued by (CHF million)

Structured investment vehicles	5,233	(82)	57	(379)	(104)	(2,244)		2,481

Asset-backed securities vehicles	473	(30)	558	(295)	(584)	904	[1]	1,026

Corporates	2,533	(34)	432	(100)	(213)	(2,204)		414

Total	8,239	(146)	1,047	(774)	(901)	(3,544)		3,921	[2]

1 Includes securities of CHF 1,001 million, at amortized cost, received in lieu of payment from a restructured asset-backed vehicle. The fair value of these securities as of the end of 4Q07 was CHF 576 million. 2 Includes US subprime-related of CHF 419 million.

Revenue details on securities purchased from our money market funds

			in / end of		% change		in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007	2006	YoY

Revenue details (CHF million)

Realized gains/(losses)	(101)	(12)	0	–	–	(113)	0	–

Unrealized gains/(losses)	(673)	(134)	0	402	–	(807)	0	–

Securities purchased from our money market funds	(774)	(146)	0	430	–	(920)	0	–

Assets under management

			in / end of		% change			in / end of	% change

	4Q07	3Q07	4Q06	QoQ	YoY	2007		2006	YoY

Assets under management (CHF billion)

Fixed income and money market	178.7	210.9	208.3	(15.3)	(14.2)	178.7		208.3	(14.2)

Equity	38.1	43.8	47.0	(13.0)	(18.9)	38.1		47.0	(18.9)

Balanced	284.0	289.2	270.2	(1.8)	5.1	284.0		270.2	5.1

Private equity[1]	34.8	33.9	30.2	2.7	15.2	34.8		30.2	15.2

Diversified strategies[2]	66.2	62.7	46.4	5.6	42.7	66.2		46.4	42.7

Fund and alternative solutions[3]	64.4	64.5	60.7	0.0	6.1	64.4		60.7	6.1

Alternative investments	165.4	161.1	137.3	2.7	20.5	165.4		137.3	20.5

Other	25.1	9.1	7.1	175.8	253.5	25.1		7.1	253.5

Assets under management	691.3	714.1	669.9	(3.2)	3.2	691.3		669.9	3.2

of which discretionary assets	593.3	610.9	573.7	(2.9)	3.4	593.3		573.7	3.4

of which advisory assets	98.0	103.2	96.2	(5.0)	1.9	98.0		96.2	1.9

Growth in assets under management (CHF billion)

Net new assets	(24.9)	(20.9)	(2.9)	–	–	3.6		50.8	–

Acquisitions and divestitures	16.6	0.0	0.6	–	–	16.6		6.4	–

Market movements and investment performance	(2.3)	(7.0)	14.9	–	–	14.9		30.6	–

Currency	(12.5)	(6.7)	(2.3)	–	–	(12.2)		(7.2)	–

Other	0.3	(0.9)	0.0	–	–	(1.5)	[4]	(0.1)	–

Total other effects	2.1	(14.6)	13.2	–	–	17.8		29.7	–

Growth in assets under management	(22.8)	(35.5)	10.3	–	–	21.4		80.5	–

Growth in assets under management (%)

Net new assets	(13.9)	(11.2)	(1.8)	–	–	0.5		8.6	–

Total other effects	1.2	(7.8)	8.0	–	–	2.7	[4]	5.0	–

Growth in assets under management	(12.7)	(19.0)	6.2	–	–	3.2		13.6	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	0.5	3.9	8.6	–	–	–		–	–

Total other effects	2.7	4.4	5.0	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	3.2	8.3	13.6	–	–	–		–	–

Private equity investments (CHF billion)

Private equity investments	3.3	3.0	2.5	10.0	32.0	3.3		2.5	32.0

The classification of assets is based upon the classification of the fund manager.
1 Includes alternative investment joint ventures. 2 Includes real estate, leveraged investments and Volaris. 3 Includes fund of hedge funds and quantitative strategies. 4 Includes outflows as a result of the sale of the insurance business.

Overview of Results and Assets under Management
Results
Assets under Management
Results

				Investment Banking									Private Banking				Asset Management						Corporate Center					Core Results	[1]				Credit Suisse

							Wealth Management			Corporate & Retail Banking

in / end of period	4Q07		3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07		3Q07	4Q06		4Q07		3Q07		4Q06		4Q07		3Q07	4Q06		4Q07		3Q07	4Q06

Statements of income (CHF million)

Net revenues	2,741	[2]	2,097	6,085	2,476	2,344	2,077	1,002	981	896	3,478	3,325	2,973	354	[3]	594	738		(12)		4		20		6,561		6,020	9,816		8,236		6,842	10,814

Provision for credit losses	210		20	20	2	(1)	(17)	(8)	(16)	(24)	(6)	(17)	(41)	(1)		0	1		0		1		0		203		4	(20)		203		4	(20)

Compensation and benefits	2,080		839	2,566	778	812	714	320	340	323	1,098	1,152	1,037	308		287	327	[4]	(29)		76		117		3,457		2,354	4,047		3,468		2,392	4,100

General and administrative expenses	941		864	847	513	437	403	255	236	233	768	673	636	185		167	211	[5]	110		8		103		2,004		1,712	1,797		2,022		1,743	1,815

Commission expenses	359		368	310	207	196	166	34	32	32	241	228	198	109		95	110		(15)		(24)		(13)		694		667	605		694		667	605

Total other operating expenses	1,300		1,232	1,157	720	633	569	289	268	265	1,009	901	834	294		262	321		95		(16)		90		2,698		2,379	2,402		2,716		2,410	2,420

Total operating expenses	3,380		2,071	3,723	1,498	1,445	1,283	609	608	588	2,107	2,053	1,871	602		549	648		66		60		207		6,155		4,733	6,449		6,184		4,802	6,520

Income/(loss) from continuing operations before taxes	(849)		6	2,342	976	900	811	401	389	332	1,377	1,289	1,143	(247)		45	89		(78)		(57)		(187)		203		1,283	3,387		1,849		2,036	4,314

Income tax expense	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		(403)		(32)	805		(403)		(32)	805

Minority interests	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		66		13	(17)		1,712		766	910

Income from continuing operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		540		1,302	2,599		540		1,302	2,599

Income from discontinued operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		0		0	2,074		0		0	2,074

Net income	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		540		1,302	4,673		540		1,302	4,673

Statement of income metrics (%)

Compensation/revenue ratio	75.9		40.0	42.2	31.4	34.6	34.4	31.9	34.7	36.0	31.6	34.6	34.9	87.0		48.3	44.3		–		–		–		52.7		39.1	41.2		42.1		35.0	37.9

Non-compensation/revenue ratio	47.4		58.8	19.0	29.1	27.0	27.4	28.8	27.3	29.6	29.0	27.1	28.1	83.1		44.1	43.5		–		–		–		41.1		39.5	24.5		33.0		35.2	22.4

Cost/income ratio	123.3		98.8	61.2	60.5	61.6	61.8	60.8	62.0	65.6	60.6	61.7	62.9	170.1		92.4	87.8		–		–		–		93.8		78.6	65.7		75.1		70.2	60.3

Pre-tax income margin	(31.0)		0.3	38.5	39.4	38.4	39.0	40.0	39.7	37.1	39.6	38.8	38.4	(69.8)		7.6	12.1		–		–		–		3.1		21.3	34.5		22.5		29.8	39.9

Tax rate	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		(198.5)		(2.5)	23.8		(21.8)		(1.6)	18.7

Net income margin from continuing operations	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		8.2		21.6	26.5		6.6		19.0	24.0

Net income margin	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		8.2		21.6	47.6		6.6		19.0	43.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,182	[6]	19,111	19,087	1,724	1,664	1,486	3,061	3,030	3,379	4,785	4,694	4,865	1,932		1,689	1,539		369	[7]	803	[7]	1,592	[7]	26,261	[6]	26,277	26,880		26,261	[6]	26,277	26,880

Pre-tax return on average utilized economic capital (%)[8]	(16.7)	[6]	1.3	51.4	228.6	218.8	223.6	52.5	51.3	39.4	115.9	110.7	95.7	(48.6)		13.9	30.2		–		–		–		4.2	[6]	20.7	52.8		29.2	[6]	32.2	66.6

Post-tax return on average utilized economic capital from continuing operations (%)[8]	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		9.1		20.8	40.5		9.1		20.8	40.5

Post-tax return on average utilized economic capital (%)[8]	–		–	–	–	–	–	–	–	–	–	–	–	–		–	–		–		–		–		9.1		20.8	71.4		9.1		20.8	71.4

Balance sheet statistics (CHF million)

Total assets	1,140,740		1,156,573	1,046,557	268,871	261,277	229,731	107,929	109,447	111,010	376,800	370,724	340,741	27,784		32,457	20,448		(201,947)		(198,677)		(167,794)		1,343,377		1,361,077	1,239,952		1,360,680		1,376,442	1,255,956

Net loans	64,892		53,097	44,285	76,265	76,093	69,156	99,241	97,256	94,514	175,506	173,349	163,670	–		–	–		136		513		172		240,534		226,959	208,127		240,534		226,959	208,127

Goodwill	7,465		7,551	7,809	794	613	610	181	181	181	975	794	791	2,442		2,332	2,423		–		–		–		10,882		10,677	11,023		10,882		10,677	11,023

Number of employees (full-time equivalents)

Number of employees	20,600		20,300	18,700	14,300	13,900	13,400	8,900	8,900	8,800	23,200	22,800	22,200	3,600		3,400	3,400		700		700		600		48,100		47,200	44,900		48,100		47,200	44,900

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without significant economic interest. 2 Includes valuation reductions of CHF 2,436 million relating to leveraged finance and structured products. 3 Includes valuation reductions of CHF 774 million from securities purchased from our money market funds. 4 Includes CHF 20 million of severance costs relating to the realignment. 5 Includes CHF 13 million of intangible asset impairments relating to the realignment. 6 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk Management – Revaluation impact on risk metrics. 7 Includes diversification benefit. 8 Calculated using a return excluding interest costs for allocated goodwill.

Assets under Management

Assets under management and client assets

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets under management (CHF billion)

Wealth Management	838.6	834.7	784.2	0.0	6.9

Corporate & Retail Banking	156.8	157.0	156.1	0.0	0.0

Private Banking	995.4	991.7	940.3	0.0	5.9

Asset Management	691.3	714.1	669.9	(3.2)	3.2

Assets managed on behalf of other segments	(132.0)	(134.5)	(125.1)	(1.9)	5.5

Assets under management	1,554.7	1,571.3	1,485.1	(1.1)	4.7

of which discretionary assets	678.8	701.4	656.2	(3.2)	3.4

of which advisory assets	875.9	869.9	828.9	0.7	5.7

Client assets (CHF billion)

Wealth Management	928.8	920.0	848.0	1.0	9.5

Corporate & Retail Banking	230.6	234.1	221.7	(1.5)	4.0

Private Banking	1,159.4	1,154.1	1,069.7	0.0	8.4

Asset Management	721.7	749.3	676.4	(3.7)	6.7

Assets managed on behalf of other segments	(132.0)	(134.5)	(125.1)	(1.9)	5.5

Client assets	1,749.1	1,768.9	1,621.0	(1.1)	7.9

Growth in assets under management

				in		% change			in	% change

	4Q07	3Q07		4Q06	QoQ	YoY	2007		2006	YoY

Growth in assets under management (CHF billion)

Wealth Management	12.0	9.7		8.6	–	–	50.2		50.5	–

Corporate & Retail Banking	2.1	2.4		1.1	–	–	3.3		1.7	–

Private Banking	14.1	12.1		9.7	–	–	53.5		52.2	–

Asset Management	(24.9)	(20.9)		(2.9)	–	–	3.6		50.8	–

Assets managed on behalf of other segments	0.3	(0.9)		0.1	–	–	(6.7)		(7.6)	–

Net new assets	(10.5)	(9.7)		6.9	–	–	50.4		95.4	–

Wealth Management	(8.1)	(35.5)	[1]	22.4	–	–	4.2	[1]	40.4	–

Corporate & Retail Banking	(2.2)	(1.1)		4.0	–	–	(2.5)		10.1	–

Private Banking	(10.3)	(36.6)		26.4	–	–	1.7		50.5	–

Asset Management	2.1	(14.6)		13.2	–	–	17.8	[2]	29.7	–

Assets managed on behalf of other segments	2.1	3.2		(2.7)	–	–	(0.3)		(9.9)	–

Other effects	(6.1)	(48.0)		36.9	–	–	19.2		70.3	–

Wealth Management	3.9	(25.8)		31.0	–	–	54.4		90.9	–

Corporate & Retail Banking	(0.1)	1.3		5.1	–	–	0.8		11.8	–

Private Banking	3.8	(24.5)		36.1	–	–	55.2		102.7	–

Asset Management	(22.8)	(35.5)		10.3	–	–	21.4		80.5	–

Assets managed on behalf of other segments	2.4	2.3		(2.6)	–	–	(7.0)		(17.5)	–

Growth in assets under management	(16.6)	(57.7)		43.8	–	–	69.6		165.7	–

Growth in assets under management (%)

Wealth Management	5.7	4.5		4.6	–	–	6.4		7.3	–

Corporate & Retail Banking	5.3	6.0		2.9	–	–	2.1		1.2	–

Private Banking	5.7	4.8		4.3	–	–	5.7		6.2	–

Asset Management	(13.9)	(11.2)		(1.8)	–	–	0.5		8.6	–

Assets managed on behalf of other segments	(0.9)	2.6		(0.3)	–	–	5.4		7.1	–

Net new assets	(2.7)	(2.4)		1.9	–	–	3.4		7.2	–

Wealth Management	(3.9)	(16.5)	[1]	11.9	–	–	0.5	[1]	5.8	–

Corporate & Retail Banking	(5.6)	(2.8)		10.6	–	–	(1.6)		7.0	–

Private Banking	(4.2)	(14.4)		11.7	–	–	0.2		6.0	–

Asset Management	1.2	(7.8)		8.0	–	–	2.7	[2]	5.0	–

Assets managed on behalf of other segments	(6.2)	(9.2)		8.8	–	–	0.2		9.2	–

Other effects	(1.5)	(11.8)		10.2	–	–	1.3		5.3	–

Wealth Management	1.8	(12.0)		16.5	–	–	6.9		13.1	–

Corporate & Retail Banking	(0.3)	3.2		13.5	–	–	0.5		8.2	–

Private Banking	1.5	(9.6)		16.0	–	–	5.9		12.2	–

Asset Management	(12.7)	(19.0)		6.2	–	–	3.2		13.6	–

Assets managed on behalf of other segments	(7.1)	(6.6)		8.5	–	–	5.6		16.3	–

Growth in assets under management	(4.2)	(14.2)		12.1	–	–	4.7		12.5	–

1 The reduction in assets under management also reflects CHF 21.6 billion of corporate cash now reported only in client assets. 2 Includes outflows as a result of the sale of the insurance business.

Growth in assets under management (continued)

			in		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Growth in assets under management (rolling four-quarter average) (%)

Wealth Management	6.4	6.2	7.3	–	–

Corporate & Retail Banking	2.1	1.5	1.2	–	–

Private Banking	5.7	5.4	6.2	–	–

Asset Management	0.5	3.9	8.6	–	–

Assets managed on behalf of other segments	5.4	5.6	7.1	–	–

Net new assets	3.4	4.7	7.2	–	–

Assets under management by currency

end of period	USD	EUR	CHF	Other	Total

4Q07 (CHF billion)

Wealth Management	333.8	244.3	156.1	104.4	838.6

Asset Management	206.4	105.9	297.9	81.1	691.3

4Q07 (% of total)

Wealth Management	39.8	29.1	18.6	12.5	100.0

Asset Management	29.9	15.3	43.1	11.7	100.0

Balance Sheet, Capital and Risk
Balance Sheet
Capital Management
Risk Management

Balance Sheet

Balance sheet summary

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	296,709	324,323	319,048	(9)	(7)

Trading assets	532,083	531,100	450,780	0	18

Net loans	240,534	226,959	208,127	6	16

All other assets	291,354	294,060	278,001	(1)	5

Total assets	1,360,680	1,376,442	1,255,956	(1)	8

Liabilities and shareholders' equity (CHF million)

Due to banks	90,864	101,294	97,514	(10)	(7)

Customer deposits	335,505	334,467	290,864	0	15

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	300,381	302,638	288,444	(1)	4

Trading liabilities	201,809	224,412	198,422	(10)	2

Long-term debt	160,157	162,797	147,832	(2)	8

All other liabilities	228,765	208,869	189,294	10	21

Total liabilities	1,317,481	1,334,477	1,212,370	(1)	9

Total shareholders' equity	43,199	41,965	43,586	3	(1)

Total liabilities and shareholders' equity	1,360,680	1,376,442	1,255,956	(1)	8

Capital Management

Capital

			end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,162.4	1,162.2	1,214.9	0	(4)

Second trading line treasury shares[1]	(46.1)	(42.2)	(42.4)	9	9

Other treasury shares	(95.7)	(99.4)	(110.0)	(4)	(13)

Treasury shares	(141.8)	(141.6)	(152.4)	0	(7)

Shares outstanding	1,020.6	1,020.6	1,062.5	0	(4)

Par value (CHF)

Par value[2]	0.04	0.04	0.50	0	(92)

Shareholders' equity (CHF million)

Common shares	46	46	607	0	(92)

Additional paid-in capital	24,553	24,010	24,817	2	(1)

Retained earnings	33,670	33,127	32,306	2	4

Second trading line treasury shares, at cost	(3,918)	(3,641)	(3,077)	8	27

Other treasury shares, at cost	(5,460)	(5,726)	(6,034)	(5)	(10)

Treasury shares, at cost	(9,378)	(9,367)	(9,111)	0	3

Accumulated other comprehensive income	(5,692)	(5,851)	(5,033)	(3)	13

Total shareholders' equity	43,199	41,965	43,586	3	(1)

Goodwill	(10,882)	(10,677)	(11,023)	2	(1)

Other intangible assets	(444)	(507)	(476)	(12)	(7)

Tangible shareholders' equity[3]	31,873	30,781	32,087	4	(1)

Book value per share (CHF)

Total book value per share	42.33	41.12	41.02	3	3

Goodwill per share	(10.66)	(10.46)	(10.37)	2	3

Other intangible assets per share	(0.44)	(0.50)	(0.45)	(12)	(3)

Tangible book value per share	31.23	30.16	30.20	4	3

1 These shares are repurchased in connection with our share buyback program and will be subsequently cancelled, subject to shareholder approval. 2 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share which was paid out on July 18, 2007. 3 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

BIS statistics

				end of		% change

	4Q07		3Q07	4Q06	QoQ	YoY

Risk-weighted assets (CHF million)

Risk-weighted positions	277,528		278,679	240,095	0	16

Market risk equivalents	34,540	[1]	20,009	13,581	73	154

Risk-weighted assets	312,068		298,688	253,676	4	23

Capital (CHF million)

Total shareholders' equity	43,199		41,965	43,586	3	(1)

Goodwill	(10,882)		(10,677)	(11,023)	2	(1)

Investments in insurance entities (50%)	(71)		(90)	(22)	(21)	223

Non-cumulative perpetual preferred securities and capital notes	4,136		4,180	2,167	(1)	91

Other adjustments	(1,645)		510	439	–	–

Tier 1 capital[2]	34,737		35,888	35,147	(3)	(1)

Upper tier 2	2,860		2,906	4,733	(2)	(40)

Lower tier 2	8,565		8,064	8,587	6	0

Tier 2 capital	11,425		10,970	13,320	4	(14)

Investments in non-consolidated banking and finance participations and credit enhancements	(989)		(1,086)	(1,681)	(9)	(41)

Investments in insurance entities (50%)	(71)		(90)	(22)	(21)	223

Total capital	45,102		45,682	46,764	(1)	(4)

Capital ratios (%)

Tier 1 ratio	11.1		12.0	13.9	–	–

Total capital ratio	14.5		15.3	18.4	–	–

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk Management – Revaluation impact on risk metrics. 2 The Swiss Federal Banking Commission (EBK) has advised that Credit Suisse Group may continue to include as tier 1 capital CHF 1.8 billion, CHF 1.9 billion and CHF 2.2 billion in 4Q07, 3Q07 and 4Q06, respectively, of equity from special purpose entities which are deconsolidated under FIN 46(R).

Economic capital

				in / end of		% change

	4Q07		3Q07	4Q06	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	34,737		35,888	35,147	(3)	(1)

Economic adjustments	4,768		3,842	4,971	24	(4)

Economic capital resources	39,505		39,730	40,118	(1)	(2)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,660		23,836	22,548	(9)	(4)

Operational risk	2,469		2,515	2,567	(2)	(4)

Other risks[1]	1,040		1,002	1,648	4	(37)

Utilized economic capital	25,169	[2]	27,353	26,763	(8)	(6)

Economic capital coverage ratio (%)

Economic capital coverage ratio	157.0	[2]	145.2	149.9	–	–

Utilized economic capital by segment (CHF million)

Investment Banking	17,951	[2]	20,412	19,366	(12)	(7)

Wealth Management	1,755		1,693	1,431	4	23

Corporate & Retail Banking	3,083		3,038	3,249	1	(5)

Private Banking	4,838		4,731	4,680	2	3

Asset Management	2,025		1,839	1,485	10	36

Corporate Center	358		381	1,297	(6)	(72)

Utilized economic capital - Credit Suisse[3]	25,169	[2]	27,353	26,763	(8)	(6)

Average utilized economic capital by segment (CHF million)

Investment Banking	19,182	[2]	19,111	19,087	0	0

Wealth Management	1,724		1,664	1,486	4	16

Corporate & Retail Banking	3,061		3,030	3,379	1	(9)

Private Banking	4,785		4,694	4,865	2	(2)

Asset Management	1,932		1,689	1,539	14	26

Corporate Center	369		803	1,592	(54)	(77)

Average utilized economic capital - Credit Suisse[4]	26,261	[2]	26,277	26,880	0	(2)

1 Includes owned real estate, expense risk and diversification benefit. 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Risk Management – Revaluation impact on risk metrics. 3 Includes a diversification benefit of CHF 3 million as of the end of 4Q07. 4 Includes a diversification benefit of CHF 7 million in 4Q07.

Risk Management

Position risk

				end of		% change

	4Q07	[1]	3Q07	4Q06	QoQ	YoY

Position risk (CHF million)

Fixed income trading[2]	2,280		2,601	2,692	(12)	(15)

Equity trading and investments	2,911		2,696	2,522	8	15

Private banking corporate and retail lending	2,286		2,264	2,174	1	5

International lending and counterparty exposures	3,870		3,848	3,417	1	13

Emerging markets	2,040		1,822	1,775	12	15

Real estate and structured assets[3]	3,252		4,759	4,738	(32)	(31)

Simple sum across risk categories	16,639		17,990	17,318	(8)	(4)

Diversification benefit	(4,682)		(4,751)	(4,801)	(1)	(2)

Position risk (99% confidence level for risk management purposes)	11,957		13,239	12,517	(10)	(4)

Position risk (99.97% confidence level for capital management purposes)	21,660		23,836	22,548	(9)	(4)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Revaluation impact on risk metrics. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, asset-backed securities exposure and real estate acquired at auction.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total

4Q07 (CHF million)

Average[1]	110	38	22	89	(83)		176

Minimum[1]	87	21	16	72	–	[2]	144

Maximum[1]	131	58	36	122	–	[2]	216

End of period[1]	124	48	31	91	(78)		216

3Q07 (CHF million)

Average	73	22	18	71	(89)		95

Minimum	47	8	13	51	–	[2]	74

Maximum	101	41	21	102	–	[2]	160

End of period	100	34	18	86	(78)		160

4Q06 (CHF million)

Average	49	19	12	57	(67)		70

Minimum	42	9	6	44	–	[2]	53

Maximum	63	28	16	69	–	[2]	99

End of period	62	24	15	57	(69)		89

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to Revaluation impact on risk metrics. 2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Revaluation impact on risk metrics
In connection with ongoing control processes, we identified mismarks and pricing errors by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking. We have not revised 2007 position risk or VaR for the CHF 1,177 million valuation reductions on these ABS positions, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. For further information, refer to the Explanation of revision at the beginning of this document and the Annual Report 2007.

Loans

			Investment Banking									Private Banking			Other	[1]			Credit Suisse

						Wealth Management			Corporate & Retail Banking

end of	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06	4Q07	3Q07	4Q06		4Q07	3Q07	4Q06

Loans (CHF million)

Mortgages	0	0	0	31,450	31,254	29,505	48,128	48,685	46,435	79,578	79,939	75,940	0	0	0		79,578	79,939	75,940

Loans collateralized by securities	0	0	0	23,267	24,288	20,372	202	196	465	23,469	24,484	20,837	0	0	0		23,469	24,484	20,837

Other loans	1,017	928	1,110	916	797	558	3,786	3,402	3,087	4,702	4,199	3,645	0	0	0		5,719	5,127	4,755

Consumer loans	1,017	928	1,110	55,633	56,339	50,435	52,116	52,283	49,987	107,749	108,622	100,422	0	0	0		108,766	109,550	101,532

Real estate	2,213	1,882	1,491	4,996	4,714	3,975	15,888	15,758	14,825	20,884	20,472	18,800	0	0	0		23,097	22,354	20,291

Commercial and industrial loans	34,661	28,550	22,616	10,661	9,104	7,986	27,910	26,328	27,123	38,571	35,432	35,109	11	0	172		73,243	63,982	57,897

Loans to financial institutions	25,909	20,640	18,658	4,970	5,932	6,812	2,803	2,354	2,246	7,773	8,286	9,058	125	515	0		33,807	29,441	27,716

Governments and public institutions	1,459	1,444	736	67	66	16	1,349	1,445	1,415	1,416	1,511	1,431	0	0	0		2,875	2,955	2,167

Corporate loans	64,242	52,516	43,501	20,694	19,816	18,789	47,950	45,885	45,609	68,644	65,701	64,398	136	515	172		133,022	118,732	108,071

Gross loans	65,259	53,444	44,611	76,327	76,155	69,224	100,066	98,168	95,596	176,393	174,323	164,820	136	515	172		241,788	228,282	209,603

Net (unearned income) / deferred expenses	(72)	(64)	(71)	12	14	10	40	42	68	52	56	78	0	1	1		(20)	(7)	8

Allowance for loan losses[2]	(295)	(283)	(255)	(74)	(76)	(78)	(865)	(954)	(1,150)	(939)	(1,030)	(1,228)	0	(3)	(1)		(1,234)	(1,316)	(1,484)

Net loans[3]	64,892	53,097	44,285	76,265	76,093	69,156	99,241	97,256	94,514	175,506	173,349	163,670	136	513	172		240,534	226,959	208,127

Impaired loans (CHF million)

Non-performing loans	234	20	152	101	115	147	638	670	748	739	785	895	0	0	0		973	805	1,047

Non-interest-earning loans	0	0	2	31	30	19	346	410	524	377	440	543	0	0	0		377	440	545

Total non-performing loans	234	20	154	132	145	166	984	1,080	1,272	1,116	1,225	1,438	0	0	0		1,350	1,245	1,592

Restructured loans	42	33	0	0	0	0	7	0	22	7	0	22	0	0	0		49	33	22

Potential problem loans	175	147	34	6	12	19	366	365	464	372	377	483	0	0	0		547	524	517

Total other impaired loans	217	180	34	6	12	19	373	365	486	379	377	505	0	0	0		596	557	539

Gross impaired loans	451	200	188	138	157	185	1,357	1,445	1,758	1,495	1,602	1,943	0	0	0		1,946	1,802	2,131

of which with a specific allowance	244	200	188	137	152	177	1,182	1,228	1,437	1,319	1,380	1,614	0	0	0		1,563	1,580	1,802

of which without a specific allowance	207	0	0	1	5	8	175	217	321	176	222	329	0	0	0		383	222	329

Allowance for loan losses (CHF million)

Balance at beginning of period	283	287	255	76	78	81	954	1,005	1,190	1,030	1,083	1,271	3	2	1		1,316	1,372	1,527

Change in accounting	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Discontinued operations	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0		0	0	0

Net additions charged to statements of income	11	8	16	1	(1)	(18)	(7)	(15)	(24)	(6)	(16)	(42)	0	(1)	1		5	(9)	(25)

Gross write-offs	(2)	(5)	(33)	(2)	(1)	(2)	(90)	(54)	(40)	(92)	(55)	(42)	0	0	(1)		(94)	(60)	(76)

Recoveries	11	4	19	0	0	17	9	25	32	9	25	49	0	0	0		20	29	68

Net write-offs	9	(1)	(14)	(2)	(1)	15	(81)	(29)	(8)	(83)	(30)	7	0	0	(1)		(74)	(31)	(8)

Provisions for interest	1	2	3	0	0	0	0	(2)	(5)	0	(2)	(5)	0	1	1		1	1	(1)

Foreign currency translation impact and other adjustments, net	(9)	(13)	(5)	(1)	0	0	(1)	(5)	(3)	(2)	(5)	(3)	(3)	1	(1)		(14)	(17)	(9)

Balance at end of period[2]	295	283	255	74	76	78	865	954	1,150	939	1,030	1,228	0	3	1		1,234	1,316	1,484

of which a specific allowance	69	31	28	50	52	56	730	816	1,007	780	868	1,063	1	0	0		850	899	1,091

of which an inherent credit loss allowance	226	252	227	24	24	22	135	138	143	159	162	165	(1)	3	1		384	417	393

Loan metrics (%)

Total non-performing loans / gross loans	0.4	0.0	0.3	0.2	0.2	0.2	1.0	1.1	1.3	0.6	0.7	0.9	–	–	–		0.6	0.5	0.8

Total other impaired loans / gross loans	0.3	0.3	0.1	0.0	0.0	0.0	0.4	0.4	0.5	0.2	0.2	0.3	–	–	–		0.2	0.2	0.3

Gross impaired loans / gross loans	0.7	0.4	0.4	0.2	0.2	0.3	1.4	1.5	1.8	0.8	0.9	1.2	–	–	–		0.8	0.8	1.0

Allowance for loan losses / total non-performing loans	126.1	–	165.6	56.1	52.4	47.0	87.9	88.3	90.4	84.1	84.1	85.4	–	–	–		91.4	105.7	93.2

Allowance for loan losses / total other impaired loans	135.9	157.2	750.0	–	633.3	410.5	231.9	261.4	236.6	247.8	273.2	243.2	–	–	–		207.0	236.3	275.3

Allowance for loan losses / gross impaired loans	65.4	141.5	135.6	53.6	48.4	42.2	63.7	66.0	65.4	62.8	64.3	63.2	–	–	–		63.4	73.0	69.6

The disclosure presents our lending exposure from a risk management perspective. This presentation differs from loan disclosures in the Credit Suisse Financial Statements 4Q07.
1 Includes Asset Management and Corporate Center. 2 Allowance for loan losses reflects allowances on loans which are not carried at fair value. 3 Loans carried at fair value amount to CHF 31,047 million and CHF 22,345 million in 4Q07 and 3Q07, respectively.

Investor Information

Investor Information
Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	–	A-1	F1+

Long-term	Aa2	A+	AA-

Outlook	Stable	Credit Watch: Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1+	F1+

Long-term	Aa1	AA-	AA-

Outlook	Stable	Credit Watch: Negative	Stable

Share data

					in / end of

	2007		2006	2005	2004

Share price (common shares, CHF)

Average	83.02		73.13	54.19	43.90

Minimum	61.90		62.70	46.85	37.35

Maximum	95.45		85.35	68.50	49.50

End of period	68.10		85.25	67.00	47.80

Share price (American Depository Shares, USD)

Average	68.97		58.46	43.40	30.04

Minimum	55.93		50.07	38.75	35.44

Maximum	79.03		70.00	52.91	42.50

End of period	60.10		69.85	50.95	42.19

Market capitalization

Market capitalization (CHF million)	76,024		86,576	81,847	58,025

Market capitalization (USD million)	67,093		74,290	62,241	51,215

Dividend per share (CHF)

Dividend per share paid	2.50	[1]	2.24	2.00	1.50

Par value reduction	–		0.46	–	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 25, 2008.

Financial calendar and information sources
Financial calendar

First quarter 2008 results	Thursday, April 24, 2008

Annual General Meeting	Friday, April 25, 2008

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich, Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group

Dept. GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

			in / end of		% change

	4Q07	3Q07	4Q06	QoQ	YoY

Average rate

1 USD / 1 CHF	1.15	1.20	1.23	(4)	(7)

1 EUR / 1 CHF	1.66	1.65	1.59	1	4

1 GBP / 1 CHF	2.34	2.43	2.37	(4)	(1)

100 JPY / 1 CHF	1.01	1.02	1.05	(1)	(4)

Closing rate

1 USD / 1 CHF	1.13	1.17	1.22	(3)	(7)

1 EUR / 1 CHF	1.66	1.66	1.61	0	3

1 GBP / 1 CHF	2.25	2.38	2.40	(5)	(6)

100 JPY / 1 CHF	1.00	1.02	1.03	(2)	(3)

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com